Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 20, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 20, 2006, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 18 April 2006 for use in the group’s share saving plan have on 20 April 2006 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 916,678 shares.

As participants in Statoil’s share saving plan, the primary insiders below have been allocated shares in accordance with their savings amount at an average price of NOK 178.75 per share:

Name	New shares	New shares holding
Helge Lund	428	3684
Eldar Sætre	115	1593
Jon Arnt Jacobsen	205	1912
Terje Overvik	228	1445
Peter Mellbye	92	2935
Margareth Øvrum	115	2143
Inge Eivind Sørvik	25	872
Rune Bjørnson	137	434
Nina Udnes Tronstad	138	138
Reidar Gjærum	118	1108
Jacob S Middelthon	48	1721
Anne Margrethe Middelthon	25	615
Ola Morten Aanestad	69	351
Lars Troen Sørensen	44	739
Kjell-Erik Østdahl	61	61
Torgrim Reitan	84	366
Marit Bø Reitan	25	212
Kåre Thomsen	90	2183
May-Marie Thomsen	39	573
Ann-Elisabeth Serck-Hanssen	48	442
Sverre Serck-Hanssen	70	909
Stig H. Christiansen	70	159
Stein Egil Næss	115	752
Stein Bredal	33	385
Morten Svaan	14	483

When Statoil was listed in 2001, 25 million shares were established for use in a bonus programme aimed at small shareholders. The number of unused shares remaining as of 20 April 2006 is 23,441,885. These shares are recorded in the share register as Statoil's own shares, but they cannot be used by the company without the approval of the annual general meeting.

STATOIL ASA (Registrant)
Dated: April 20, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer